Exhibit 23.1

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-4 and related Prospectus of Hologic, Inc. for the registration of 73,723,173 shares of its common stock and to the incorporation by reference therein of our reports dated December 11, 2006, with respect to the September 30, 2006 consolidated financial statements of Hologic, Inc., Hologic Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hologic, Inc., included in its Annual Report on Form 10-K for the year ended September 30, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

June 25, 2007

Boston, Massachusetts